Exhibit (a)(1)(G)

Subject: REMINDER – Regulus Therapeutics Inc. Offer to Exchange Eligible Options for New Restricted Stock Units

To: Eligible Holders

Date: November [__], 2018

This email is intended to serve as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Restricted Stock Units dated October 15, 2018 (the “Exchange Offer”). The Exchange Offer and withdrawal rights will remain open until 5:00 p.m., U.S. Pacific Time, on Sunday, November 11, 2018, unless the Exchange Offer is extended (provided, however, that if we have not accepted the tendered Eligible Options, you may also withdraw any such tendered securities at any time after 11:59 p.m. Pacific Time on Tuesday, December 11, 2018). The submission of all Election Forms and/or Notice of Withdrawal forms must be made by the deadline noted above, or the Expiration Time if the expiration of the Exchange Offer is extended. We cannot accept late submissions.

Unless the Exchange Offer is extended, no later than 5:00 p.m., U.S. Pacific Time on Friday, November 9, 2018, we will distribute by email to all eligible participants with the exact exchange ratios to be used in the Exchange Offer. This means that after you receive notification of the final exchange ratios, you will have approximately forty-eight (48) hours before the Expiration Time at 5:00 p.m. U.S. Pacific Time on Sunday November 11, 2018 expiration deadline to make a final decision as to whether to tender or withdraw your Eligible Options.

If you have any questions about the Exchange Offer, you can contact:

Daniel Chevallard

Phone: (858)202-6376

E-Mail: TenderOffer@regulusrx.com

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents which you may access through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Exchange Offer.